7GC & Co. Holdings Inc.

388 Market Street, Suite 1300

San Francisco, CA 94111

December 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	7GC & Co. Holdings Inc.
Registration Statement on Form S-1, as amended
Filed December 7, 2020
File No. 333-251162

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 7GC & Co. Holdings Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on December 22, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jack Leeney
Jack Leeney
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Reed Smith LLP